LSB FINANCIAL CORP.
COMPUTATION OF PER SHARE EARNINGS
(Dollars in thousands)

	For the three months ended
	March 31, 2000			March 31, 1999
	Income	Weighted Average Shares	Per share Amount	Income	Average Shares	Per share Amount
Basic EPS
Income available to common shareholders	$544	1,311,535	$0.41	$400	1,297,169	$0.31

Effect of dilutive securities
Options		26,727			49,985

Diluted EPS
Income available to common shareholders	$544	1,338,262	$0.41	400	1,347,153	$0.30